                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549

                                Amendment 3 to
                                  FORM 10SB

             General Form for Registration of Securities of Small
                                Business Issuers

      Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                      JARRETT/FAVRE DRIVING ADVENTURE, INC.
              (Exact name of Small Business Issuer in its charter)



                FLORIDA                                 59-3564984
      (State or other jurisdiction of                 (I.R.S. Employer
       incorporation or organization                Identification No.)


3660 Maguire Boulevard, Suite 101, Orlando Florida         32803
 (Address of principal executive offices)                (Zip Code)

Registrant's Telephone number, including area code:     (888) 467-2231






Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, $.01 par value



Forward-Looking Statements and Associated Risk.   This Registration
Statement, contains forward-looking statements including statements regarding, among other items, the Corporation's growth strategies, and anticipated trends in the Corporation's business and demographics. These forward-looking statements are based largely on the Corporation's expectations and are subject to a number of risks and uncertainties,
certain of which are beyond the Corporation's control.   Actual results
could differ materially from these forward-looking statements.

ITEM 1.   DESCRIPTION OF BUSINESS

The Corporation was formed as a C corporation and incorporated November
24, 1998.    The company is currently not involved with any
proceedings, bankruptcy or receiverships.

The Corporation is in the development stage and will offer entertainment based oval driving schools and events. These classes will be conducted at various racetracks throughout the country.

The Corporation completed its first driving classes in Rockingham, NC July 2nd, 3rd and 4th of 1999 with more than 80 drivers and 150 guests. Since July 4th the Corporation has run classes back in Rockingham, NC twice, Nashville, TN two times, Bristol, TN twice and Loudon, New Hampshire once.

The Corporation currently owns six(6) race cars. These race cars are classified as stock cars and are equipped for oval or round tracks
only.   They are fully loaded with brand new Jasper 550hp engines, five(5) point harnesses, communications, track specific gears and complete safety cages.

The Corporation has negotiated terms with five racetracks where, for a fee ranging from $1000 to $5000 a day we can rent their tracks. These negotiated terms are presented as rental lease agreements and are filed as exhibits. Plans call to utilize these five(5) agreements as well as establishing new agreements in Lakeland, Talladega and Darlington. The race tracks are available to the Corporation when they are not reserved and weather permitting.

Products and Services.   The Corporation offers five(5) types of ride
or drive programs for individuals and corporations. The "Qualifier" is a three(3) lap ride with a professional driver which lasts about five(5) minutes, depending on the length of the track. The "Season Opener" is a half day training class culminating in the student driving for ten(10) laps. The "Twin Ten" and "Happy Hour" are also half day driving classes with the students driving twenty(20) or thirty(30) laps respectively. The "Advanced Stock Car Adventure" is a full day fifty(50) lap class.

The operation is similar to that of a traveling show in that we transport the stock cars, the mechanics, the sales staff and the instructors from event to event.

The main purpose of each event is the thrill of actually driving the race car.

Currently we are running in Rockingham, NC, Bristol, TN, and Nashville, TN. We plan on running in Darlington, SC and Talladega, AL before the end of 1999.

The limit to enrollment in each of the Corporation's two(2) classes a day is thirty-five(35) "Season Openers" or seventy(70) "Season Openers" per day. The average enrollment since July 2, 1999 has been fourteen(14) students per class.

All six(6) stock cars that we own are used for each class.

The Corporation's objective is to utilize this first "hub" of six(6) race cars on the east coast to their full potential. It is in the company's plans that once this first hub becomes utilized at least fifteen(15) days per month and is profitable, to then add another "hub" on the West Coast. This would entail the purchase of another six(6) race cars and the support equipment necessary to maintain them.

The Corporation has purchased six(6) stock cars at an approximate price
of $50,000 per car.   Parts will be nominal due to the lack of any
sustained stress on the cars, approximately $10,000 per month per site. Staffing costs will be approximately $40,000 per month at each active
"hub".   The Corporation intends on hiring driver owned tractor
trailers to transport its cars from event to event. The cost will be a flat $3.00 per mile. The transpoting of staff to the event and their food and lodging costs average $750 per day.

The Corporation also offers a number of add-on sale items including individual and group pictures, videos from its AdventureCam to be located in the car (split screen cameras), clothing and souvenirs.

The Corporation is currently developing its logos and marketing materials and will commence the trademarking process for its name and various products and services.

Marketing.   The Corporation offers its products and services at
various tracks throughout the country.   The Corporation shall employ a
sales staff of two at each location. These individuals will primarily be responsible with closing the prospects created through promotion. These services will be sold as corporate outings and directly to the public through various marketing and advertising mediums such as television, radio, billboard, newspaper, direct mail and on-site marketing.

Promotional and Licensing Agreements.   In December 1998, the
Corporation entered into promotional and licensing agreements with Dale Jarrett, Ned Jarrett, Glenn Jarrett, Jason Jarrett and Brett Favre (individually, the "Licensor") whereby these individuals have granted the Corporation the use of their names and likeliness in advertising, products and promotional materials, as well as an agreed upon number of appearances per year and an agreed upon number of radio and/or
television commercials as set out in each agreement.   Ned Jarrett is
the father of Dale Jarrett and Glenn Jarrett.   Dale Jarrett is the
father of Jason Jarrett.

Pursuant to these agreements, the Corporation has issued an aggregate of 5,500,000 Common Shares of the Corporation. The term of each agreement is Ten (10) years unless sooner terminated by the occurrence of any of the following:

(a) a material breach by the Corporation of the agreement which breach has not been satisfied within thirty (30) days of receipt of written notice from the Licensor;

(b) upon receipt of written notice from the Licensor if, as a result of (i) any act or omission of the Corporation, (ii) any claim or charge against the Corporation or (iii) any other occurrence or circumstances involving the Corporation, the continued association of Licensor with the Corporation would be detrimental to the value of the Licensed Material or to Licensor's image or reputation;

(c) the failure of the Corporation to continually operate and manage the business according to the policies, practices and standards agreed to by the parties;

(d) the failure of the Corporation to raise the $100,000 in investment capital; and

(e) the failure of the Corporation to comply with any laws and regulations, the consequences of which are material adverse to the Corporation.

During the term of the agreements, the Licensor agrees not to directly or indirectly (whether for compensation or otherwise), provide promotional appearances or services to any business which competes with the Corporation's business of owning and managing driving schools.

The Corporation has also agreed not to issue any additional common shares in the Corporation's stock to insiders, directors without the
Licensor's approval.   Additionally, any and all future financings will
be offered to the Licensor prior to outside fullment.   There will be
no issuance of preferred shares and/or warrants to insiders of the Corporation for at least five (5) years from November 24, 1998.

Competition. The driving schools industry is currently experiencing a limited degree of competition with regard to availability, price, service, quality and location. There are two well-established market leaders (Richard Petty Driving Experience and the Skip Barber Driving School) that are nationally recognized and which possess substantially greater financial, marketing personnel and other resources than the
Corporation.    There are also a small number of local or regional
schools.  Virtual reality driving experiences are also becoming more
and more realistic and therefore a growing competitor.   It is also
likely that other competitors will emerge in the near future.   There
is no assurance that the Corporation will compete successfully with
other established driving schools.   The Corporation shall compete on
the basis of availability, price, service, quality and location. Inability to compete successfully might result in increased costs, reduced yields and additional risks to the investors herein.

Employees.   The Corporation will initially employ five full time
employees responsible for securing the Driving Adventure locations, procurement of equipment, racecars, and the development and
implementation of the Corporation's marketing plan.    Each active
location will have up to 12 employees including but not limited to two mechanics, two driving instructors, two pit crewmen, two administrators, a flagman, two salesmen, an accountant and a site manager.

Additional employees and/or independent contractors will be obtained as required.

Seasonal Nature of Business Activities.   The Corporation's operations
shall not be seasonal, though some track locations may only operate on certain days or certain times of the year. Primarily, this will be due to the weather. It is the Corporation's plans to run more tracks in the south during the winter. The Corporation expects a steady revenue stream throughout the year.

Government Regulation.    The Corporation does not currently need any
government approval of our services. The Corporation is not aware of any existing or probable governmental regulations on our business or industry. The Corporation is required to maintain a minimum of five million dollars($5,000,000) of liability insurance, worker's compensation and property and casualty insurance.


Item 2.  Management's Discussion and Analysis or Plan of Operation

Trends and Uncertainties. Demand for the Corporation's products will be dependent on, among other things, general economic conditions which are cyclical in nature. Inasmuch as a major portion of the Corporation's activities will be the receipt of revenues from its driving school services and products, the Corporation's business operations may be adversely affected by the Corporation's competitors and prolonged recessionary periods.

There are no known trends, events or uncertainties that have or are reasonably likely to have a material impact on the corporation's short term or long term liquidity. Sources of liquidity both internal and external will come from the sale of the corporation's products as well as the private sale of the company's stock. There are no material commitments for capital expenditure at this time. There are no trends, events or uncertainties that have had or are reasonably expected to have a material impact on the net sales or revenues or income from continuing operations. There are no significant elements of income or loss that do not arise from the Corporation's continuing operations. There are no known causes for any material changes from period to period in one or more line items of the corporation's financial statements. The Corporation does not anticipate any seasonality for its revenue stream.

The Corporation currently has classes planned through April of 2000. The classes are scheduled for three(3) weekends per month. Thus far there are over one hundred(100) students enrolled for these classes.

Capital and Source of Liquidity.   The Corporation currently has no
material commitments for capital expenditures. The corporation has no plans for future capital expenditures such as additional race cars at this time.

The Corporation anticipates in addition to revenues to raise additional capital to conduct operations during the next twelve(12) months. The corporation intends to raise the necessary capital through the private sale of stock. The Corporation believes that there will be sufficient capital from revenues and the private sale of stock to conduct operations for the next twelve(12) months.

Presently, the Corporation's revenue comprises fifty(50) percent of the total cash necessary to conduct operations. The remaining fifty(50) percent of the cash necessary to conduct operations will come from the private sale of stock. Future revenues from classes and events will determine the amount of offering proceeds necessary to continue operations.

The board of directors has no immediate offering plans in place. The board of directors shall determine the amount and type of offering as the Corporation's financial situation dictates.

For the period from inception to June 30, 1999, the Corporation acquired plant and equipment of $333,370 resulting in net cash used in investing activities of $333,370.

For the period from inception to June 30, 1999, the Corporation sold common stock for $690,000 and repaid $444 of long-term debt. As a result, the Corporation had net cash provided by financing activities of $689,556 for the period from inception to June 30, 1999.

On a long term basis, liquidity is dependent on continuation of operation and receipt of revenues.

Results of Operations.    The Corporation has not conducted any
material revenue producing operations since inception.   For the period
from inception (November 24, 1998 to June 30, 1999, the Corporation had sales of $1,098 with a cost of sales of $727 for a gross profit of $371.

For the period from inception (November 24, 1998) to June 30, 1999, the Corporation had general and administrative expenses of $357,512. These expenses consisted primarily of advertising of $20,946, compensation of officers of $65,000, consulting services of $12,080, legal services of $15,000, payroll taxes of $7,633, printing costs of $24,836, accounting fees of $10,950, salaries of $75,627, rent of $10,229, supplies of $3,707, telephone of $5,083, travel costs of $28,744 and miscellaneous expenses of $77,677.

The Corporation shall focus on limiting its administrative costs.

Plan of Operation. The Corporation is in the development stage and has not conducted any significant operations to date or received any material operating revenues. The Corporation may experience problems; delays, expenses and difficulties sometimes encountered by an enterprise in the Corporation's stage of development, many of which are beyond the Corporation's control. These include, but are not limited to, unanticipated problems relating to additional costs and expenses that may exceed current estimates and competition.

The Corporation is not delinquent in any of its obligations even though the Corporation has generated limited operating revenues. The Corporation intends to market its products and services utilizing cash made available from the private sale of its securities and operations. The Corporation's management is of the opinion that the proceeds of the sales of its securities and future revenues will be sufficient to pay its expenses for the next twelve months.

GENERAL - YEAR 2000 ISSUES

The Corporation has conducted a comprehensive review of its computer systems to identify any business functions that could be affected by the "Year 2000" issue. As the millennium ("Year 2000") approaches, businesses may experience problems as the result of computer programs being written using two digits rather than four to define the
applicable year.   The Corporation has conducted a comprehensive review
of its computer systems to identify those areas that could be affected
by the "Year 2000" issue.   Any of the Corporation's programs that have
time-sensitive software may recognize a date using "00" as the year
1900 rather than the year 2000.   If not corrected, this could result
in extensive miscalculations or a major system failure.

The Corporation relies on industry standard software.   Certain
manufacturers have already provided the Corporation with upgraded software to address the "Year 2000" issue and the Corporation believes that its remaining software manufactures will modify their programs
accordingly.   In the event the remaining manufacturers do not upgrade
their software packages, the Corporation will replace such software
with programs that address the "Year 2000" issue.   The Corporation
believes that by modifying existing software and converting to new software, the "Year 2000" issue will not pose significant operational problems and is not anticipated to require additional expenditures that would materially impact its financial position or results of operations in any given year.

Successful and timely completion of the Year 2000 project is based on management's best estimates derived from various assumptions of future events. These events are inherently uncertain, including the progress and results of vendors and suppliers Year 2000 readiness.

ITEM 3.  DESCRIPTION OF PROPERTY

The Corporation's executive offices are located at 3660 Maguire
Boulevard, Suite 101, Orlando, Florida 32803. The Corporation leases its office facilities under an operating lease through April 15, 2000. These facilities consist of 2000 square feet and are leased at the monthly lease rate of $2,300.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tabulates holdings of shares of the Corporation by each person who, subject to the above, at the date of this prospectus, holds of record or is known by Management to own beneficially more than 5.0% of the Common Shares and, in addition, by all directors and officers of
the Corporation individually and as a group.   Each named beneficial
owner has sole voting and investment power with respect to the shares set forth opposite his name.

              Shareholdings at Date of
                   This Prospectus

                                                          Percentage of
                            Number & Class(1)              Outstanding
Name and Address                  of Shares                Common
Shares

Timothy Shannon                  3,000,000                      25.0%
3660 Maguire Blvd
Suite 101
Orland, Florida 32803

Brian Rosenbloom                 3,000,000                      25.0%
3660 Maguire Blvd
Suite 101
Orland, Florida 32803

Dale Jarrett                     1,500,000                      12.5%
3182 9th Tee Drive
Newton, NC 28658

Brett Favre                      1,500,000                      12.5%
132 Westover Drive
Hattiesburg, MS 39402

Ned Jarrett                      1,000,000                       8.0%
3182 9th Tee Drive
Newton, NC 28658

Glenn Jarrett                    1,000,000                       8.0%
3182 9th Tee Drive
Newton, NC 28658

All Directors & Officers
as a group (3 persons)           7,000,000                     57.38%

(1)Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise.
Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned, subject to applicable unity property laws.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Board of Directors. The following persons listed below have been retained to provide services as director until the qualification and election of his successor. All holders of Common Stock will have the right to vote for Directors of the Corporation. The Board of Directors has primary responsibility for adopting and reviewing implementation of the business plan of the Corporation, supervising the development business plan, review of the officers' performance of specific business functions. The Board is responsible for monitoring management, and from time to time, to revise the strategic and operational plans of the
Corporation.    Directors receive no cash compensation or fees for
their services rendered in such capacity.

Mr. Shannon, Mr. Rosenbloom and Mr. Glenn Jarrett are full time employees of the Corporation.

The Executive Officers and Directors are:

Name                                Position                      Term(s) of Office
Timothy B. Shannon, age 37        President, Director            Inception to Present
                               Chief Executive Officer

Brian C. Rosenbloom, age 38        Vice President                Inception to Present
                             Secretary/Treasurer/Director
                                Chief Financial Officer

Glenn Jarrett, age 48          Chief Operating Officer           Inception to Present
                                      Director

Resumes:

Timothy B. Shannon.   Mr. Shannon has been President, Director and
Chief Executive Officer of the Corporation since its inception.   For
the past four years, Mr. Shannon has been employed in the investors relations industry and currently serves as Vice President and a principal of Shannon/Rosenbloom Marketing, an Orlando, Florida investor
relations firm.   From 1992 to 1994, Mr. Shannon was an investment
advisor with Great Western Financial Securities and Hearn Financial, a
Corporation that he co-founded.   Mr. Shannon spent six years as a
systems engineer and marketing representative with IBM after graduating in 1983 from the University of South Florida with a degree in Computer Science.

Brian C. Rosenbloom.   Mr. Rosenbloom has been Secretary/Treasurer,
Vice President, Chief Financial Officer and a Director of the
Corporation since its inception.   For the past four years, Mr.
Rosenbloom has been in the investor relations industry and currently acts as President and a principal of Shannon/Rosenbloom Marketing, an
Orlando, Florida investor relations firm.    Prior to that, Mr.
Rosenbloom has been involved in the investment and finance industry working in various capacities. Mr. Rosenbloom graduated from the University of Albany in 1982.

Glenn Jarrett. Mr. Jarrett has been Chief Operating Officer and a Director of the Corporation since its inception. Mr. Jarrett works as an auto racing announcer and consultant. Mr. Jarrett has been a senior motorsports announcer for TNN since 1991. He is a motorsports announcer (Pits) at contracted events and is the co-producer and co-host of the "World of Racing" radio program on MRN radio which airs
weekdays.   Mr. Jarrett has an extensive background in auto racing.
He drove in the NASCAR Busch Series from 1982 to 1988 and ran a total
of eighteen (18) NASCAR Winston Cup Races from 1977 to 1983.   Mr.
Jarrett is the acting consultant and marketing coordinator for DAJ Racing, Inc. and has been a guest speaker at many auto racing and related functions. Mr. Jarrett graduated from the University of North Carolina in 1972 with a Bachelor of Science degree in Business Administration.

Indemnification. The Corporation shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of Florida, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of the Corporation, or served any other enterprise as director, officer or employee at the request of the Corporation. The Board of Directors, in its discretion, shall have the power on behalf of the Corporation to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of the Corporation.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Corporation, the Corporation has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Corporation of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceedings) is asserted by such director, officer, or controlling person in connection with any securities being registered, the Corporation will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

INDEMNIFICATION OF OFFICERS OR PERSONS CONTROLLING THE CORPORATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, IS HELD TO BE AGAINST PUBLIC POLICY BY THE SECURITIES AND EXCHANGE COMMISSION AND IS THEREFORE UNENFORCEABLE.


ITEM 6.  EXECUTIVE COMPENSATION

Since inception, the following cash compensation has been paid by the Corporation to its officers and directors, during which there were three (3) officers and three (3) directors.

                                                                                Long Term Compensation
                                          Annual Compensation            Awards                 Payouts
 (a)                     (b)     (c)         (d)       (e)      (f)     (g)      (h)            (i)
                                                       Other                                    All
Name                                                   Annual Restricted        LTIP           Other
and                                                    Compen-   Stock  Options/ Pay-          Compen-
Principal                       Salary        Bonus    sation    Awards  SARs    Outs          sation
Position                Year      ($)          ($)       ($)       ($)   ($)     ($)             ($)

Timothy B. Shannon
President
Chief Executive Officer 1999    $50,000              $30,000(1)

Brian C. Rosenbloom
Vice President
Secretary/Treasurer
Chief Financial Officer         $50,000

Glenn Jarrett
Chief Operating Officer         $35,000               $30,000(1)

(1) At inception, the Corporation issued 6,000,000 Common Shares valued at $60,000 in lieu of cash payment for services to Mr. Shannon
($30,000) and Mr. Rosenbloom ($30,000).

(2)The Corporation has entered into an agreement with Glenn Jarrett under which he will receive the option to purchase 250,000 Common
Shares of the Corporation at an option exercise price of $2.50 per
Common Share.   The term of the option is ten years.

The Corporation retains the right to increase or decrease the cash compensation of its employees as necessitated by business conditions.

The Corporation has not entered into Employment Agreements with its officers.

Board of Directors Compensation.  Currently board members receive no
special compensation for meetings or time incurred.    Director
liability insurance may be provided to all members of the Board of Directors. No differentiation shall be made for any further compensation of "outside directors" and those officers of the Corporation serving in that capacity.

Stock Option Plan.    The Corporation shall implement an employee stock
option program.   The specifics of the plan have yet to be determined.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the period ended June 30, 1999, the Corporation purchased two(2) race cars for $60,000 from Jarrett-Favre Motorsports, a company partially owned by Dale Jarrett and Brett Favre, both significant shareholders in The Jarrett/Favre Driving Adventure. Jarrett-Favre Motorsports is a company that runs race cars in "Busch" series races. The Corporation believes that the price paid for the vehicles was not in excess of their fair market value.

Shannon/Rosenbloom Marketing will not conduct the promotion and marketing for the Jarrett/Favre Driving Adventure, Inc. The Corporation has not and does not intend to enter into any promotion agreement with any company.

The Corporation has not acquired and does not plan to acquire any assets from a promoter.


ITEM 8.  DESCRIPTION OF SECURITIES

Qualification. The following statements constitute brief summaries of the Corporation's Certificate of Incorporation and Bylaws, as amended. Such summaries do not purport to be complete and are qualified in their entirety by reference to the full text of the Certificate of Incorporation and Bylaws.

The Corporation's articles of incorporation authorize it to issue up to
100,000,000 Common Shares, $.01 par value per Common Share.   The
Common Shares purchased in this offering will be fully paid and non-assessable.

Common Stock.   Holders of Common Shares of the Corporation are
entitled to cast one vote for each share held at all shareholders
meetings for all purposes.   Upon liquidation or dissolution, each
outstanding Common Share will be entitled to share equally in the assets of the Corporation legally available for distribution to shareholders after the payment of all debts and other liabilities. Common Shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional Common Shares in the event of a subsequent offering. All outstanding Common Shares are, and the Common Shares offered hereby will be when legally issued, fully paid and non-assessable.

There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends out of any funds legally available therefor. The Corporation has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The Board of Directors initially may follow a policy of retaining earnings, if any, to finance the future growth of the Corporation. Accordingly, future dividends, if any, will depend upon, among other considerations, the Corporation's need for working capital and its financial conditions at the time.

Transfer Agent.  Florida Atlantic Stock Transfer shall act as the
Corporation's transfer agent.

                        PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
EQUITY AND RELATED STOCKHOLDER MATTERS

The Corporation intends to apply for trading of its Common
Stock in the over-the-counter market on the OTC Bulletin
Board maintained by the NASD.

The Corporation has never paid any cash dividends nor does it intend, at this time, to make any cash distributions to its shareholders as dividends in the near future.

As of August 31, 1999, the number of holders of Corporation's common stock is 55.

ITEM 2.  LEGAL PROCEEDINGS

The Corporation is not involved in any legal proceedings as of the date of this registration statement.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

Since inception, there have been no changes in or disagreements with the Corporation's principal independent accountant.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

At inception, the Corporation issued an aggregate of 6,000,000 Common Shares to Timothy Shannon (3,000,000 Common Shares) and Brian Rosenbloom (3,000,000 Common Shares), officers and directors of the
Corporation.   The Common Shares were issued at par value for services
rendered in connection with the formation of the Company.   These
issuances were made to sophisticated investors (based on their relationship with the Corporation) pursuant to Section 4(2) of the Securities Act of 1933.

During December 1999, the Corporation negotiated personal service contracts with certain members of the Jarrett family and Brett Favre. The Corporation issued an aggregate of 5,500,000 shares in connection with the contracts at $.1667 per Common Share.

Dale Jarrett                     1,500,000
Brett Favre                      1,500,000
Ned Jarrett                      1,000,000
Glenn Jarrett                    1,000,000
Jason Jarrett                      500,000

These issuances were made to sophisticated investors (based on their relationship with the Corporation and representations by the above listed individuals to the Corporation) pursuant to Section 4(2) of the Securities Act of 1933.

During March and April 1999, the Corporation sold 700,000 Common Shares for $1.00 per Common Share in cash (unless otherwise noted) to the following:

Name                    Amount of Shares

John D. King                12,500

Jt. Ten: James Coschignano   2,000
         Sjiela Coschignano
Ronald Johnson Trust         5,000
Douglas R. Swenson           5,000
Theresa Thompson            15,000
Jt. Ten. Ronald D. Davis    10,000
         Rhonda L. Davis
Kevin W. Kennedy            20,000
Scott A. Artz               35,000
Ronald Outar                 2,500
Michael S. Hirschberger      3,000
Elizabeth Gheen              5,000
Timothy Miles                5,000
Kathleen Guarino            25,000
David Scott Gordan          10,000
Maria Smith                 10,000
Steve Guarnino              25,000

Kimberlee E. Jaggers         2,000
Jt. Ten. Michael A. Morgan   5,000
         Sherry Morgan
Kenneth J. Scott            10,000
Ian Strickland               5,000
Cindy Nadler                16,000
Ronnie L. Williams, Sr.     85,000
Charles W. Elliott
   Living Trust             50,000
   DTD 11/3/88
Deborah Kelly                1,000
Mary J. Lesio                1,000
Jt. Ten. Linda A. Lesio      3,000
         Stephen J. Lesio
Jt. Ten. Harold Rosenbloom  20,000
         Dolores Rosenbloom
Susan Mahoney                3,000
Neil T. Pitt                 7,500
Jt. Ten. Mark S. Rosenbloom 15,000
         Mary E. Rosenbloom
Tina Maenza                  2,500
Frederick A. Lenz           15,000
Kimberly Dowda              65,000
Bruce R. Knox               20,000
Jason Bordeau               20,000
Dominck Vicari              58,000
Ron Mastrodanato             2,000
Jody M. Walker               5,000
  (for services valued at $5,000)
Roger Tichenor              10,000
Robert E. Veitia            10,000
James A. Skalco             10,000
Carmela A. Aiello            1,000
Jt. Ten. Richard F. Higley   3,000
         Gail F. Higley
Jt. Ten. James L. Waldron   40,000
         Martie M. Waldron
Todd Havemeister             5,000
Ron Eiger                    5,000
Jim Cleveland               10,000
John Polli, Sr.              5,000

These issuances were made in compliance with Rule 504, Regulation D of the Securities Act of 1933 by Registrant's management. The offering was
approved and/or exempted by the required states.   No commissions were
paid.   The determination of whether an investor was accredited or nonaccredited was based on the responses in the subscription agreement
filled out by each investor.   The investor was given the definition of
accredited as set out in the Securities Act of 1933 and asked to indicate if they were, in fact, accredited or nonaccredited.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Indemnification. The Corporation shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of Florida, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of the Corporation, or served any other enterprise as director, officer or employee at the request of the Corporation. The Board of Directors, in its discretion, shall have the power on behalf of the Corporation to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of the Corporation.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Corporation, the Corporation has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Corporation of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceedings) is asserted by such director, officer, or controlling person in connection with any securities being registered, the Corporation will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

INDEMNIFICATION OF OFFICERS OR PERSONS CONTROLLING THE CORPORATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, IS HELD TO BE AGAINST PUBLIC POLICY BY THE SECURITIES AND EXCHANGE COMMISSION AND IS THEREFORE UNENFORCEABLE.


PART F/S

The following financial statements required by Item 310 of Regulation S-B are furnished below

Independent Auditor's Report dated July 23, 1999
Balance Sheet as of June 30, 1999
Statement of Operations for the period from inception (November 24, 1998) to June 30, 1999
Statement of Stockholders' Equity for the period from inception
(November 24, 1998) to June 30, 1999
Statement of Cash Flows for the period from inception (November 24, 1998) to June 30, 1999
Notes to Financial Statements

INDEPENDENT AUDITOR'S REPORT



Board of Directors and Shareholders
The Jarrett/Favre Driving Adventure, Inc.


We have audited the balance sheet of The Jarrett/Favre Driving Adventure The Jarrett/Favre Driving Adventure, Inc. (a development stage company) as of June 30, 1999, and the related statements of operations, stockholders' equity and cash flows for period from inception (November 24, 1998) to June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of The Jarrett/Favre Driving Adventure, Inc. (a development stage company) as of June 30, 1999, and the related statements of operations, stockholders' equity and cash flows for period from inception (November 24, 1998) to June 30, 1999, in conformity with generally accepted accounting principles.




James E. Scheifley & Associates, P.C.
Certified Public Accountants
Englewood, Colorado
23-Jul-99

  The Jarrett/Favre Driving Adventure, Inc.
        (A Development Stage Company)
                Balance Sheet
                June 30, 1999

                   ASSETS
Current assets:
  Cash                                                        $    126,020
  Inventory                                                         14,396
  Prepaid expenses                                                  25,010
                                                              ------------
      Total current assets                                         165,426

Property and equipment, at cost, net of
  accumulated depreciation of $1,581                               282,299

Vehicles acquired from relatedparty, at cost                        75,000

Other assets                                                        12,200
                                                              ------------
                                                                  $534,925
    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt                           $      5,628
  Accounts payable                                                  43,605
  Accrued expenses                                                  20,930
                                                              ------------
      Total current liabilities                                     70,163

Long-term debt                                                      19,438

Commitments and contingencies (Note6)

Stockholders' equity:
 Common stock, $.01 par value,
 100,000,000 shares authorized,
  12,200,000 shares issue and outstanding                          122,000
 Additional paid-in capital                                      1,549,669
 Unearned services                                                (870,836)
 Deficit accumulated during development stage                     (355,509)
                                                               ------------
                                                                   445,324
                                                              ------------
                                                                  $534,925



See accompanying notes to consolidated financial statements.

        The Jarrett/Favre Driving Adventure, Inc.
              (A Development Stage Company)
                  Statement of Operations
For the Period From Inception (November 24, 1998) to June 30, 1999

Sales                                 $    1,098
Cost of sales                                727
                                      ----------
Gross profit                                 371

General and administrative expenses:
 Advertising expense                      20,936
 Amortization of service contracts        45,833
 Compensation of officers                 65,000
 Printing costs                           24,836
 Professional fees                        25,950
 Salaries and wages                       75,627
 Travel expenses                          28,743
 Other expenses                           70,587
                                      ----------
                                         357,512
                                      ----------
Income (loss) from operations           (357,141)


Other income and (expense):
 Interest expense                          (190)
 Interest income                           1,822
                                      ----------
                                           1,632
                                      ----------
Income before taxes                     (355,509)
Income taxes                                 -

  Net income (loss)                   $ (355,509)
                                      ==========

Per share information:

Basic (loss) per share                $    (0.03)
                                      ==========
Weighted average shares outstanding    10,859,000
                                     ============



See accompanying notes to consolidated financial statements.

   The Jarrett/Favre Driving Adventure, Inc.
         (A Development Stage Company)
 Statement of Changes in Stockholders' Equity
For the Period From Inception (November 24, 1998) to June 30, 1999

                                                                                                Deficit
                                                                       Additional              Accumulated
                                                Common Stock             Paid-in    Unearned  During Develop-
                   ACTIVITY                Shares           Amount       Capital    Services    ment Stage     Total
                                         ---------        ---------    ---------   ---------    ----------     -------
Shares issued for services
   at inception at par                   6,000,000     $    60,000    $      -     $     -     $       -    $  60,000

Shares issued for service contracts
  December, 1998 at $.1667 per share     5,500,000          55,000     861,669     (870,836)           -       45,833

Shares issued for cash:
  March, 1999 at $1.00 per share           381,000           3,810     377,190            -            -      381,000
  April, 1999 at $1.00 per share           314,000           3,140     310,860            -            -      314,000
  Less expenses of offering                                             (5,000)           -            -       (5,000)


Shares issued for services
  April, 1999 at $1.00 per share             5,000              50       4,950            -            -       5,000

Net loss for the period ended
  June 30, 1999                                  -                -          -            -     (355,509)   (355,509)
                                        ----------      -----------   ----------  ----------  ----------    --------
Balance June 30, 1999                   12,200,000      $   122,000  $1,549,669  $ (870,836)  $ (355,509)   $445,324
                                        ==========      ===========  ==========  ==========   ===========  =========



See accompanying notes to financial statements.

  The Jarrett/Favre Driving Adventure, Inc.
        (A Development Stage Company)
           Statements of Cash Flows
For the Period From Inception (November 24, 1998) to June 30, 1999

Net (loss)                                           $  (355,509)
  Adjustments to reconcile net (loss) to net
   cash provided by (used in) operating activities:
   Depreciation and amortization                          47,414
   Common stock issued for services                       65,000
Changes in assets and liabilities:
    (Increase) decrease in inventory                     (14,396)
    (Increase) in prepaid expenses                       (25,101)
   (Increase) in other assets                            (12,200)
    Increase in accounts payable and
        accrued expenses                                  64,535
                                                      ----------
       Total adjustments                                 125,343
                                                      ----------
  Net cash (used in)
   operating activities                                 (230,166)

Cash flows from investing activities:
   Acquisition of plant and equipment                   (258,370)
   Acquisition of vehicles from related party            (75,000)
                                                      ----------
Net cash (used in) investing activities
 investing activities                                   (333,370

Cash flows from financing activities:
   Common stock sold for cash                            690,000
   Repayment of long-term debt                              (444)
                                                      ----------
  Net cash provided by
   financing activities                                   689,556
                                                      ----------
Increase (decrease) in cash                               126,020
Cash and cash equivalents,
 beginning of period                                         -
Cash and cash equivalents,
 end of period                                        $   126,020
                                                      ===========

See accompanying notes to consolidated financial statements.

The Jarrett/Favre Driving Adventure, Inc.
   (A Development Stage Company)
      Statements of Cash Flows
For the Period From Inception (November 24, 1998) to June 30, 1999


Supplemental cash flow information:
   Cash paid for interest                $     190
   Cash paid for income taxes            $    -






See accompanying notes to consolidated financial statements.

The Jarrett/Favre Driving Adventure, Inc.
Notes to Financial Statements
June 30, 1999

Note 1. Organization and Summary of Significant Accounting
Policies.

The Company was incorporated in Florida on November 24, 1998 and
has elected to be taxed as a "C" corporation.   The Company is in
its development stage and plans to offer the "NASCAR" driving experience to the public. The Company owns several `NASCAR" type automobiles and has secured several racetrack locations at which it will offer these services at various dates during the coming fiscal year. The Company completed its first driving program date during the weekend of July 4, 1999. The Company has chosen June 30th as the end of its fiscal year.

     Inventory:
Inventory is valued at the lower of cost or market on a first-in first-out basis and consists primarily of finished goods and includes primarily promotional items that bear the Company's logo.

     Property, Plant and Equipment:
Property, plant and equipment are recorded at cost and are depreciated based upon estimated useful lives using the straight-line method. Estimated useful lives range from 3 to 5 years for furniture and fixtures and from 5 to 10 years for equipment.

     Revenue Recognition:
Revenue is recognized at the time the product is delivered or the service is performed. Provision for sales returns will be estimated based on the Company's historical return experience, however sales returns are not expected to be significant due to the nature of the services provided by the Company.

     Intangible Assets and Long Lived Assets:
The Company makes reviews for the impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Under SFAS No. 121, an impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. No such impairment losses have been identified by the Company for the period ended June 30, 1999.

      Cash:
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

     Estimates:
The preparation of the Company's financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

     Advertising costs:
Advertising costs are charged to operations when the advertising first takes place. Advertising costs charged to operations were $40,421 for the period ended June 30, 1999.

     Fair value of financial instruments
The Company's short-term financial instruments consist of cash and cash equivalents, accounts and loans receivable, and payables and accruals. The carrying amounts of these financial instruments approximates fair value because of their short-term maturities. Financial instrument that potentially subjects the Company to a concentration of credit risk consists principally of cash. During the year the Company maintained cash deposits at financial institutions in excess of the $100,000 limit covered by the Federal Deposit Insurance Corporation. The Company does not hold or issue financial instruments for trading purposes nor does it hold or issue interest rate or leveraged derivative financial instruments

     Stock-based Compensation
The Company adopted Statement of Financial Accounting Standard No. 123 (FAS 123), Accounting for Stock-Based Compensation at its inception. Upon adoption of FAS 123, the Company continued to measure compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by APB No. 25, Accounting for Stock Issued to Employees. The Company paid stock based compensation during the period ended June 30, 1999 as described in Note 4.

New Accounting Pronouncements
SFAS No. 130, "Reporting Comprehensive Income", establishes guidelines for all items that are to be recognized under accounting standards as components of comprehensive income to be reported in the financial statements. The statement is effective for all periods beginning after December 15, 1997 and reclassification financial statements for earlier periods will be required for comparative purposes. The adoption of SFAS No. 130 has had no impact on the Company. The Company has not engaged in transactions that would generate other comprehensive income as defined in the statement and, therefore, there is no difference between the Company's comprehensive income and net income.

In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use ("SOP 98-1"). SOP 98-1 provides authoritative guidance on when internal-use software costs should be capitalized and when these costs should be expensed as incurred. The Company adopted SOP 98-1 at its inception. The adoption of SOP 98-1 has had no impact on the Company, as the Company has not engaged in transactions that would are whose accounting treatment is prescribed by the statement.

Effective December 31, 1998, the Company adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"). SFAS 131 superseded SFAS No. 14, Financial Reporting for Segments of a Business Enterprise. SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. To date, the Company has operated in one business segment as defined by the statement.

Effective December 31, 1998, the Company adopted the provisions of SFAS No. 132, Employers' Disclosures about Pensions and Other Post-retirement Benefits ("SFAS 132"). SFAS 132 supersedes the disclosure requirements in SFAS No. 87, Employers' Accounting for Pensions, and SFAS No. 106, Employers' Accounting for Post-retirement Benefits Other Than Pensions. The overall objective of SFAS 132 is to improve and standardize disclosures about pensions and other post-retirement benefits and to make the required information more understandable. The Company has to date not adopted benefit plans that would require the disclosures prescribed by the statement.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), which is required to be adopted in years beginning after June 15, 1999. SFAS 133 will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

Management believes that the adoption of SFAS No. 133 will have no impact on the Company, as the Company has not engaged in transactions that would are whose accounting treatment is prescribed by the statement.

Note 2.  Property, Plant and Equipment.

Property, plant and equipment consists of the following at June
30, 1999:

Office furniture an equipment        $  21,855
Shop and track equipment                 8,999
Race vehicles                          295,762
Vehicles - other                     _  32,264
                                       358,880
Less accumulated depreciation           (1,581)
                                    $  357,299

Depreciation charged to operations was $1,581 for the period ended June 30, 1999.


Note 3.  Other Assets

Other assets at June 30, 1999 consist of principally of costs associated with the development of the Company's internet web site and the software component thereof which will enable the Company to offer its services and arrange for payment therefore electronically. The Company plans to amortize these costs over a five year period

Note 4. Stockholders' Equity

At inception, the Company issued an aggregate of 6,000,000 shares of its common stock to two individuals who are officers and directors of the Company in exchange for there services rendered in connection with the formation of the Company. The shares were valued at par value.

During December 1998 the Company negotiated personal service contracts with certain members of the Jarrett family and Bret Favre. The Jarretts and Favre have had a prior business relationship related to automobile racing. The contracts require the individuals to provide personal appearances and to participate in the advertising and promotional efforts of the Company for a period of ten years. The Company issued an aggregate of 5,500,000 shares in connection with the personal service contracts. The shares issued for the services to be performed over the contract terms were valued at $.1667 per share, which is the Company's estimate of the fair vale of the stock. The shares issued pursuant to the contracts are not subject to vesting requirements or resale restrictions other than those imposed under Rule 144 of the Securities Exchange Act.

At the time of the stock issuances, the Company was in its early stages of formation and had not commenced its principal planned operations. The negotiation of the services contracts was the only major component of the Company's business plan that had been completed at December 1998, however it was the basis for continuing the implementation of the plan. Components of the plan that had not been implemented at the time of the stock issuance include the the negotiation of track agreements, purchase of racecars, marketing efforts. Additionally at that date, the Company had not begun its capital formation effort. The relationship with the Jarrett family has proved invaluable in advancing the plan subsequent to the contract date and the Company expects to begin limited operations during July 1999.
The value of Favre's participation in marketing the Company's services and the Jarrett family in assisting with the operation of the business are expected to be of benefit to the Company after the planned operations have begun and during the remaining contract terms.

Based on the Company's stage of development at the contract dates, the Company believes that its estimate of the value of the stock issued under the service contracts is reasonable as it attempts to assign an appropriate amount of expense to the future operating statements of the Company for these services.

The unearned services under the contracts aggregate $870,835 at June 30, 1999 and are classified as a reduction of stockholders' equity. Services charged to expense during the period ended June

30, 1999 amounted to $45,833. The services will be charged to expense ratably over the remaining terms of the contracts (9.5 years).

During March 1999, the Company commenced a private sale of its common stock to a limited group of investors. The Company sold 695,000 shares of its common stock for gross proceeds of $695,000 and incurred direct expenses of the offering amounting to $5,000.

During April 1999, the Company issued 5,000 shares of its common stock to an individual for services provided to the Company. The shares were valued at $1.00 per share, which is consistent with the price per share paid in cash by investors during the period.

Note 5. Income Taxes.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classifications of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse. The Company had no significant deferred tax items arise during any of the periods presented.

The Company has not provided for income taxes during the period ended June 30, 1999 as a result of an operating loss. The Company has a net operating loss carryforward at June 30, 1999 of approximately $310,000 that will expire in 2014. The Company has fully reserved the deferred tax asset that would arise from the loss carryforward since the Company believes that it is more likely than not that future income from operations will not be available to utilize the deferred tax asset. The deferred tax asset and the related reserve are as follows:

Deferred tax asset
 Tax benefit of net operating loss            $ 105,000
 Less valuation allowance                      (105,000)
                                              ---------
Net deferred tax asset                        $      -

During the year ended June 30, 1999 the valuation allowance for deferred tax assets increased by $105,000.


Note 6. Commitments and contingencies

Operating leases:
The Company leases its office facilities under an operating lease through April 15, 2000.  Additionally, the Company has an
operating lease associated with a vehicle with a term ending in
April 2003. Minimum future rentals payable under the leases are as follows:
Year        Amount

1999       18,369
2000       18,737
2001        7,937
2002        7,937
2003        3,969

Rent expense amounted to $14,059 for the period ended June 30, 1999.


Note 7.  Related Party Transactions

During the period ended June 30, 1999, the Company purchased an aggregate of $60,000 of race vehicles from Jarrett/Favre Motorsports, a company controlled by certain of the Company's significant shareholders of whom one is an officer and director of the Company. The Company believes that the price paid for the vehicles was not in excess of their fair market value.

Note 8.  Business Segments and Related Information

The Company plans to offer a "NASCAR" type driving experience to the general public at racetrack locations in the United States. To date its revenues have consisted of sales of promotional type apparel bearing the Company's logo. The Company expects to continue sales of these items in conjunction with its driving experience business and does not expect that such sales will constitute a separate business segment.

To date the Company has had no foreign sales and has no long-lived assets outside of the United States. To date, the Company has had no major customers.

                           PART III


ITEM 1.  INDEX TO EXHIBITS

(2)  Charter and by-laws
(3)  Instruments defining the rights of security holders
(5)  Voting Trust Agreement - Not Applicable
(6)  Material Contracts
(7)  Material Foreign Patents - Not Applicable
(12) Additional Exhibits

ITEM 2.  DESCRIPTION OF EXHIBITS

(2.1)     Articles of Incorporation incorporated by reference to Form
            10SB File No. 000-27251 filed September 7, 1999
(2.2)     Bylaws incorporated by reference to Form 10SB File No. 000-
            27251 filed September 7, 1999
(3.1)     Common Stock Certificate incorporated by reference to Form
            10SB File No. 000-27251 filed September 7, 1999
(6.1)     Promotion and Licensing Agreement between Company and Dale
            Jarrett dated November 23, 1998 incorporated by reference to Form 10SB File No. 000-27251 filed September 7, 1999
(6.2)     Promotion and Licensing Agreement between Company and Ned
            Jarrett dated November 23, 1998 incorporated by reference
             to Form 10SB File No. 000-27251 filed September 7, 1999
(6.3)     Promotion and Licensing Agreement between Company and Glenn
            Jarrett dated November 23, 1998 incorporated by reference to Form 10SB File No. 000-27251 filed September 7, 1999
(6.4)     Promotion and Licensing Agreement between Company and Jason
            Jarrett dated November 23, 1998 incorporated by reference to Form 10SB File No. 000-27251 filed September 7, 1999
(6.5)     Promotion and Licensing Agreement between Company and Brett
            Favre dated November 23, 1998 incorporated by reference to Form 10SB File No. 000-27251 filed September 7, 1999

                              SIGNATURES




In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                JARRETT/FAVRE DRIVING ADVENTURE, INC.



                                      /s/ Timothy B. Shannon
Date: December 31, 1999               --------------------------------
                                      By: Timothy B. Shannon, President